Exhibit 99.1

TASEKO REPORTS SIGNIFICANT INCREASE IN QUARTERLY COPPER PRODUCTION

October 12, 2021, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce the Gibraltar Mine produced 34.5 million pounds of copper and 600 thousand pounds of molybdenum in the third quarter, increases of 29% and 50%, respectively, over the second quarter.

Stuart McDonald, President and CEO, commented, “Gibraltar had another solid operational quarter, with improved copper grades and recoveries resulting in production that was on target and in line with guidance. The mine is well positioned for the year ahead as mining operations are smoothly transitioning into the Gibraltar pit, where grade is meeting expectations and the mills are efficiently processing the new ore.”

“We are currently mobilizing a drill crew at Gibraltar to continue the site-wide exploration program that started in spring 2021. A deep-penetrating geophysics survey has identified a number of anomalies outside Gibraltar’s current resources and the drill program will further test those areas with the eventual goal of increasing Gibraltar’s already large resource base,” continued Mr. McDonald.

“The average LME copper price of US$4.25 per pound in the third quarter, combined with increased production volumes and declining unit costs, will translate directly to improved financial performance this quarter. And our growing cash balance along with the recently closed US$50 million Revolving Credit Facility puts us in a strong position to move into construction of the Florence Copper Project upon completion of the permitting process,” concluded Mr. McDonald.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Note: Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.